UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

SUPERVALU INC.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

868536103

(CUSIP Number)

with a copy to:
Mr. Stephen Feinberg c/o Cerberus Capital Management, L.P. 875 Third Avenue, 11th Floor New York, NY 10020 (212) 891-2100	Robert G. Minion, Esq. Lowenstein Sandler LLP 1251 Avenue of the Americas, 17th Floor New York, NY 10020 (646) 414-6930

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 23, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 868536103
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
Stephen Feinberg

2. Check the Appropriate Box if a Member of a Group (See Instructions):		(a) [ * ]
(b) [ * ]

3. SEC Use Only
4. Source of Funds (See Instructions): WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable

6. Citizenship or Place of Organization: United States

Number of	7. Sole Voting Power:	20,999,421*
Shares Beneficially	8. Shared Voting Power:	0*
Owned by
Each Reporting	9. Sole Dispositive Power:	20,999,421*
Person With	10. Shared Dispositive Power:	0*

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 20,999,421*

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]

13. Percent of Class Represented by Amount in Row (11): 8.0%*

14. Type of Reporting Person (See Instructions): IA, IN

* Based on the information set forth in the Quarterly Report on Form 10-Q of SuperValu Inc., a Delaware corporation (the “Company”), filed with the Securities and Exchange Commission on January 7, 2015, there were 261,292,593 shares of the common stock, par value $0.01 per share (the “Common Shares”), of the Company outstanding as of January 2, 2015. As of the filing date of this Schedule 13D, Cerberus Iceberg LLC, a Delaware limited liability company (“Cerberus Iceberg”), held 20,999,421 Common Shares. Stephen Feinberg, through one or more entities, possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company beneficially owned by Cerberus Iceberg. As a result of the foregoing, as of the filing date of this Schedule 13D, Stephen Feinberg may be deemed to beneficially own 20,999,421 Common Shares, or 8.0% of the Common Shares deemed issued and outstanding as of such date.

Item 1.            Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.01 per share (the “Common Shares”), of SuperValu Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 7075 Flying Cloud Drive, Eden Prairie, Minnesota, 55344.

Item 2.            Identity and Background.

The person filing this statement is Stephen Feinberg, whose business address is 875 Third Avenue, 11th Floor, New York, New York, 10022. Mr. Feinberg, through one or more entities, exercises sole voting and dispositive control of all securities held by Cerberus Iceberg LLC, a Delaware limited liability company (“Cerberus Iceberg”). Mr. Feinberg serves as the president, sole director and sole shareholder of Craig Court, Inc., the managing member of Craig Court, GP, LLC, which is the general partner of Cerberus Capital Management, L.P. (“CCM”). CCM, along with one or more funds and/or accounts managed by it and/or its affiliates, including Cerberus Iceberg (collectively, “Cerberus”), is engaged in the investment in property of all kinds, including but not limited to capital stock, depository receipts, subscriptions, warrants, bonds, notes, debentures, options and other securities and instruments of varying kind and nature.

None of Mr. Feinberg, CCM nor Cerberus Iceberg has ever been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any of them been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he or it was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Feinberg is a citizen of the United States of America.

Item 3.            Source and Amount of Funds or Other Consideration.

Prior to April 23, 2015, Symphony Investors LLC, a Delaware limited liability company (“Symphony”), held 45,990,736 Common Shares. On April 23, 2015, Symphony distributed all the Common Shares held by it to the members of Symphony pro rata in accordance with each member’s interests in Symphony. As a member of Symphony, Cerberus Iceberg received 20,999,421 Common Shares pursuant to such distribution.

Item 4.            Purpose of Transaction.

The acquisition of the securities set forth in this Schedule 13D is for investment purposes. Except as otherwise set forth in this Schedule 13D, at present, neither Mr. Feinberg, CCM nor Cerberus Iceberg have any plans or proposals which relate to or would result in any of the items for which disclosure is required pursuant to Item 4 of Schedule 13D.

Item 5.           Interest in Securities of the Issuer.

Based on the information set forth in the Quarterly Report on Form 10-Q of SuperValu Inc., a Delaware corporation, filed with the Securities and Exchange Commission on January 7, 2015, there were 261,292,593 shares of the common stock, par value $0.01 per share, of the Company outstanding as of January 2, 2015. As of the filing date of this Schedule 13D, Cerberus Iceberg held 20,999,421 Common Shares. Stephen Feinberg, through one or more entities, possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company beneficially owned by Cerberus Iceberg. As a result of the foregoing, as of the filing date of this Schedule 13D, Stephen Feinberg may be deemed to beneficially own 20,999,421 Common Shares, or 8.0% of the Common Shares deemed issued and outstanding as of such date.

During the 60 days prior to the filing of this Schedule 13D, except as otherwise set forth in this Schedule 13D, there were no transactions effected in the Common Shares, or securities convertible into, exercisable for or exchangeable for the Common Shares, by Mr. Feinberg or any person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof.

Item 6.          Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Pursuant to the Tender Offer Agreement, dated as of January 10, 2013 by and among Symphony, the Company and CCM (the “Tender Offer Agreement”) each of CCM and Symphony agreed, on behalf of themselves and their respective affiliates, not to, acting alone or in concert with any person or group, without the prior written request of a majority of the members of the board of directors of the Company (excluding certain directors of the Company related to Symphony and/or CCM), (i) acquire, offer or propose to acquire or agree to acquire beneficial ownership of certain securities of the Company; (ii) directly or indirectly acquire, offer or propose to acquire (or request permission to do so) ownership of any of the assets or businesses of the Company or any subsidiary thereof or any securities issued by a subsidiary of the Company, or any rights or options to acquire such ownership (including from a third party); (iii) in any manner, agree, attempt, seek or propose to deposit any securities of the Company or any rights to acquire any securities of the Company in any voting trust or similar arrangement; (iv) finance (or arrange financing for) any person or otherwise knowingly encourage or advise another person with respect to any of the foregoing; (v) publicly announce any intention, plan or arrangement inconsistent with any of the foregoing; or (vi) seek or request permission to do any of the foregoing, publicly request to amend or waive any of the foregoing in any manner that would require public disclosure thereof; in each case for the time periods specifically set forth in the Tender Offer Agreement, and in each case subject to certain exceptions specifically set forth in the Tender Offer Agreement.

In addition, pursuant to the Tender Offer Agreement, each of CCM and Symphony agreed to certain transfer restrictions with respect to the Common Shares held by them.

Pursuant to the Tender Offer Agreement, Cerberus Iceberg is bound by the terms set forth in this Item 6 regarding the Common Shares held by it.

The description of the Tender Offer Agreement set forth above is qualified in its entirety by reference to the complete copy of the Tender Offer Agreement that is incorporated by reference into this Schedule 13D pursuant to Item 7 hereof.

Except as otherwise set forth in this Schedule 13D, there are no contracts, arrangements, understandings or similar relationships existing with respect to the securities of the Company between Stephen Feinberg and/or Cerberus Iceberg and any other person or entity.

Item 7.            Material to be Filed as Exhibits.

7.1. Tender Offer Agreement, dated January 10, 2013, between Symphony Investors LLC, SuperValu Inc. and Cerberus Capital Management, L.P., incorporated by reference to Exhibit 2.2 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 14, 2013.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 28, 2015

/s/ Stephen Feinberg

Stephen Feinberg, solely with respect to his exercise of voting and dispositive control over the securities of SuperValu Inc. held by Cerberus Iceberg LLC

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).